SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PORTUGAL TELECOM, SGPS, S.A.

Public Company
Registered Office: Avenida Fontes Pereira de Melo, 40, Lisboa
Share Capital: Euro 395,099,775
Registered with the Commercial Registry of Lisbon and
Corporation no. 503 215 058

NOTICE

In accordance with the law and the Articles of Association, I hereby call a General Meeting of the Shareholders of Portugal Telecom, SGPS, S.A. at the Company’s registered office, at Forum Picoas, Avenida Fontes Pereira de Melo, no. 40, in Lisbon, on 22 June 2007, at 2:00 (two) p.m., with the following agenda:

AGENDA

1: To resolve on the following amendments to the Articles of Association: amendment to no. 2 of Article Two, amendment to no. 3 of Article Four, amendment to no. 8 of Article Nine, amendment to Article Tenth, amendment to no. 1 and adding no. 3 to Article Eleven, amending the heading and paragraphs b) and d) of no. 1 and adding no. 4 to Article Twelve, amendments to nos. 2, 3 and 6, adding nos. 7 to 9, renumbering the previous nos. 7 and 8, which shall become nos. 10 and 11, amendment to the previous no. 9 which shall become no. 12, renumbering the previous nos. 10 and 11 which shall become nos. 13 and 14, eliminating the previous no. 12, renumbering the previous no. 13 which shall become no. 15, amendment to paragraph b) of previous no. 14 which shall become no. 16 and renumbering the previous nos. 15 and 16 which shall become nos. 17 and 18, all of Article Thirteen, amendment to no. 2 of Article Fourteen, amendment to paragraphs a) and b) of no. 1 of Article Fifteen, amendment to no. 3 and adding no. 4 to Article Sixteen, amendment to Article Seventeen, amendment to no. 1 of Article Eighteen, adding nos. 4 and 7 to Article Twenty, amending the heading, adding paragraph f) of no. 1, amendment the previous paragraph f) of no. 1 which shall become paragraph g) and adding nos. 2 and 6 of Article Twenty One, amendment to no. 2 of Article Twenty Three, amendment to nos. 1 and 2 of Article Twenty Four, amending the heading of Section IV to Chapter III, amendment of Articles Twenty Seven to Thirty, adding a new Section V to Chapter III of the Articles of Association and amendment to Article Thirty One of the Articles of Association, as well as renumbering in accordance the paragraphs, numbers and articles of the Articles of Association as a consequence of the statutory amendments resolved in the present General Meeting;

2: To resolve on the election of the members of the Audit Committee as well as its Chairman, for the 2006-2008 period;

3: To resolve on the election of the Statutory Auditor effective and alternate, for the 2006-2008 period;

4: To resolve on the authorization for the Board of Directors to increase the share capital, with the corresponding amendment to paragraph 3 of Article Four of the Articles of Association.

Article 13 of the Articles of Association of Portugal Telecom, SGPS, S.A., on the participation in and exercise of voting rights at a General Meeting of Shareholders, is set forth below.

“Article 13
Participation and Voting Rights

1. Only shareholders with voting rights shall be entitled to attend a General Meeting of Shareholders.

2. Shareholders intending to participate in a General Meeting of Shareholders must provide evidence, no later than five working days prior to the relevant meeting, of the deposit of their shares in a book-entry securities account, as well as submit, within the same period, the statement referred to in paragraph twelve hereof.

3. Holders of shares with certificates, where legally permitted, who intend to participate in a General Meeting of Shareholders must either have their shares registered in their name on the Company’s share registry, no later than five working days prior to the date scheduled for the meeting, or provide evidence, by the same date, of the deposit thereof with a financial intermediary that legally replaces such register, as well as submit, within the same period, the statement referred to in paragraph twelve hereof.

4. For the purposes of the provisions of paragraphs two and three above, the shares must remain inscribed or registered in the name of the Shareholder at least until the time of adjournment of the General Meeting of Shareholders.

5. To each 500 shares shall correspond one vote, and Shareholders having less than such number of shares may form a group so that, jointly and arranging to be represented by one of the group’s members, they make up the number of shares required to exercise voting rights.

6. The exercise of voting rights by correspondence or electronic means may cover all matters included in the notice, under the terms and conditions therein established, and the vote by electronic means may be subject to the verification by the Chairman of the General Meeting of Shareholders to the satisfaction of conditions established by him for the security and reliability of the same.

7. Votes cast by a holder of ordinary shares, on his own account or through a representative, in his own name or as a representative of another shareholder, that exceed ten per cent of the company’s total voting stock shall not be counted.

8. For purposes of this article, shares shall be deemed to belong to the Shareholder if held by persons in the situations contemplated by article 20 of the Portuguese Securities Code, and the limit for each person covered shall be proportional to the number of votes cast by such person.

9. The limit set out in paragraph seven above shall apply to all resolutions, even those requiring a qualified majority.

10. In the case of joint ownership of shares, only the common representative, or a representative of the latter, may participate in a General Meeting of Shareholders.

11. The limitations set forth in the foregoing paragraphs shall apply to any usufructuaries and pledgees of shares.

12. For purposes of the provisions of paragraph eight above, Shareholders must submit a statement attesting they are not in the situation provided for therein.

13. In the context of ADR (American Depositary Receipt) or GDR (global Depositary Receipt) representing shares of the Company, owners of ADRs or GDRs shall be deemed to be shareholders, in accordance with the following paragraph, and the entity in whose name the underlying shares are registered shall be deemed to be a mere representative.

14. By virtue of the foregoing paragraph:

a) The provisions of article three hundred eighty-five of the Portuguese Companies Code shall apply to the entity in whose name the shares serving as a basis for the issue of ADR or GDR programmes are inscribed as a representative;

b) The limitation on the counting of votes as established under the law or the Articles of Association shall refer to votes cast on behalf of each ADR or GDR owner, as to whom the provisions of paragraph eight shall be considered, and each such owner shall be subject to the provisions of article twelve.

15. The limitation on the counting of votes cast by an entity on behalf of another shall not apply to entities in whose name shares of the Company serving as a basis for the ADR or GDR programme are registered.

16. For the purposes of participation in and exercise of voting rights at a General Meeting of Shareholders, the owners of ADRs or GDRs must comply with the provisions of this article.”

Representation of Shareholders

Shareholders may arrange to be represented at a General Meeting pursuant to the provisions of article 380 of the Portuguese Companies Code, and as an instrument of representation a signed letter addressed to the Chairman of the General Meeting of Shareholders will be sufficient.

The letters of representation of Shareholders as referred to in the foregoing paragraph, as well as the letters of Shareholders who are corporations conveying the name of the person who will represent them and the instruments of Shareholder groupings, shall be addressed to the Chairman of the General Meeting of Shareholder ( * ) no later than 5:00 p.m. on 19 June 2007.

Declaration of the financial intermediary

Declarations of share blockage issued by financial intermediaries shall be sent to the Chairman of the General Meeting of Shareholders (*) so that the Chairman receives them no later than 5:00 p.m. on 15 June 2007.

Shareholders, if they wish, may delegate to the Company the request for issuance of the declaration of the financial intermediary entrusted with the registration of their shares, and for such purpose they shall grant the required powers by means of a document addressed to the

Chairman of the General Meeting of Shareholders ( * ), to be received no later than 5:00 p.m. on 31 May 2007.

Shareholders may access the form that will be available for such purpose, beginning on 22 May 2007, on the Internet site www.telecom.pt.

Voting by correspondence

Shareholders with voting rights as referred to above may, in accordance with article 22 of the Portuguese Securities Code, exercise such rights by correspondence, provided that, no later than 5:00 p.m. on 31 May 2007, the Chairman of the General Meeting of Shareholders ( * ) receives a communication, with a legally acknowledged signature (or, in the case of individuals, with a simple signature accompanied by a photocopy of the relevant identity card), which communication shall set out the address to which voting papers and other documentation should be sent. In reply, the Company will send out the relevant voting papers and other documentation, and such Shareholder must send to the Chairman of the General Meeting of Shareholders ( * ), such that the Chairman receives it no later than 5:00 p.m. on 15 June 2007, an envelope containing the declaration of the financial intermediary entrusted with the registration of the relevant shares and the declaration as referred to in paragraph 12 of article 13 of the Articles of Association, and another closed envelope containing the duly completed voting papers.

As an alternative, Shareholders may also download the voting papers from the Internet site www.telecom.pt and send the same, addressed to the Chairman of the General Meeting of Shareholders ( * ), duly completed and in a closed envelope, such that they are received, together with an envelope containing the photocopy of the identity card (or, in the case of shareholders who are corporations, a legally acknowledged signature), the declaration of the financial intermediary entrusted with the registration of the relevant shares and the declaration as referred to in paragraph 12 of article 13 of the Articles of Association, no later than 5:00 p.m. on 15 June 2007.

Voting by electronic means

Shareholders with voting rights may also vote through the Internet site www.telecom.pt, in accordance with the requirements established thereon, provided that, no later than 5:00 p.m. on 31 May 2007, the Chairman of the General Meeting of Shareholders ( * ) receives a communication, prepared in accordance with the form made available on that same Internet site, which communication must contain a legally acknowledged signature (or, in the case of individuals, a simple signature accompanied by a photocopy of the relevant identity card), and set out the mailing address to which the shareholder wishes that the password to be made available by the Company to be sent.

Such shareholders may exercise their voting rights between midnight (0 hours) on 6 June 2007 and 5:00 p.m. on 19 June 2007.

Only the votes of Shareholders as to whom the declaration of the financial intermediary entrusted with the registration of the relevant shares and the declaration referred to in paragraph 12 of article 13 of the Company’s Articles of Association have been received no later than 5:00 p.m. on 15 June 2007 will be considered.

Counting of votes

Votes exercised both by correspondence and by electronic means shall be considered at the time of the counting of votes, by adding the same to those cast in the course of the General Meeting of Shareholders.

The presence at the General Meeting of a Shareholder, or his representative, having exercised his voting rights either by correspondence or by electronic means will cause the revocation of the vote issued in such form.

Votes cast either by correspondence or by electronic means shall be considered as “votes against” in respect of proposals of resolution that are submitted after such votes are cast.

_____________________________________

The proposals to be submitted by the Board of Directors to the General Meeting, the reports that must be attached to the same according to the law and all other preparatory information, including, since the date hereof, the full text of the proposed amendments to the Articles of Association, shall be made available to the Shareholders, within the period provided by law, at the Company’s headquarters and on the Internet site www.telecom.pt.

_____________________________________

( * ) Chairman of the General Meeting of Shareholders:
Mailing Address:	Avenida Fontes Pereira de Melo, nº 40-10º piso, 1069-
300 Lisboa
Telephone:	+351 800.207.369
Fax:	+351 500.18.90
E-mail:	assembleia-ptsgps@telecom.pt

Lisbon, 17 May 2007.

The Chairman of the General Meeting of Shareholders

________________________________________
António Manuel da Rocha e Menezes Cordeiro

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.